(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Variable Insurance Products Fund IV (the trust):

VIP Consumer Industries Portfolio
VIP Cyclical Industries Portfolio
VIP Financial Services Portfolio
VIP Freedom 2005 Portfolio
VIP Freedom 2010 Portfolio
VIP Freedom 2015 Portfolio
VIP Freedom 2020 Portfolio
VIP Freedom 2025 Portfolio
VIP Freedom 2030 Portfolio
VIP Freedom Income Portfolio
VIP Freedom Lifetime Income I Portfolio
VIP Freedom Lifetime Income II Portfolio
VIP Freedom Lifetime Income III Portfolio
VIP FundsManager 20% Portfolio
VIP FundsManager 50% Portfolio
VIP FundsManager 70% Portfolio
VIP FundsManager 85% Portfolio
VIP Growth Stock Portfolio
VIP Health Care Portfolio
VIP International Capital Appreciation Portfolio
VIP Investor Freedom 2005 Portfolio
VIP Investor Freedom 2010 Portfolio
VIP Investor Freedom 2015 Portfolio
VIP Investor Freedom 2020 Portfolio
VIP Investor Freedom 2025 Portfolio
VIP Investor Freedom 2030 Portfolio
VIP Investor Freedom Income Portfolio
VIP Natural Resources Portfolio
VIP Real Estate Portfolio
VIP Strategic Income Portfolio
VIP Technology Portfolio
VIP Telecommunications & Utilities Growth Portfolio
VIP Value Leaders Portfolio (the funds)

File No. (811-03759)

Ladies and Gentlemen:

On behalf of the above-referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 is the Notice, Proxy Statement, Solicitation Letters, and Forms of Proxy mailed to shareholders of the funds. This filing also includes shareholder notification of name changes for certain funds.

The Annual Reports to shareholders were filed for Variable Insurance Products Fund IV pursuant to Rule 30b2-1 under the Investment Company Act of 1940.

The Notice, Proxy Statement, and Forms of Proxy are tagged to indicate changes made since the preliminary filing on June 15, 2006.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Julie R. Wilson
Julie R. Wilson
Legal Product Group